FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the period 15 June 2004 – 15 June 2004

TELECOM CORPORATION OF NEW ZEALAND LIMITED

(Translation of registrant’s name into English)

Telecom House, North Tower, 68-86 Jervois Quay, Wellington,

New Zealand

(Address of principal executive offices)

The registrant will file annual reports on Form 20-F

(File No.1-10798)

CONTENTS

This report on Form 6-K contains the following:

Media Release

Telecom signs conditional sale and purchase agreement for Gen-i

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

TELECOM CORPORATION OF NEW ZEALAND LIMITED

By:	/s/ Linda Marie Cox
Linda Marie Cox
Company Secretary

Dated:	15 June 2004

14 June 2004

Telecom signs conditional sale and purchase agreement for Gen-i

Telecom has signed a conditional sale and purchase agreement to acquire systems integrator Gen-i from Cullen Investments for $62.5 million.

Telecom Chief Information Officer Mark Ratcliffe said the acquisition is a very positive development for Telecom and for its Information Communications Technology (ICT) business Telecom Advanced Solutions (TAS).

“Gen-i is a highly respected organisation whose expertise extends ours. Telecom sees this acquisition as a tremendous opportunity for growth for both organisations and for the wider ICT services market,” Mr Ratcliffe said.

“Telecom’s strategy has been to explore ways of further growing its ICT business through a three-pronged approach of organic growth, strategic alliances and acquisitions.

“The acquisition of Gen-i will help to move Telecom and AAPT further into the ICT space in both New Zealand and Australia and fully integrate telecommunications and ICT delivery right to the desktop for our business customers.”

TAS has established a strong position in the trans-Tasman market, combining the strengths of telecommunications and information technology to unlock the value of convergence for New Zealand and Australian enterprises.

“The acquisition of Gen-i will enhance this position further, extending Telecom’s capability to deliver ICT network-based solutions to corporate and medium enterprise customers,” Mr Ratcliffe said.

The current expectation is that Telecom should be in a position to reach settlement on the acquisition of Gen-i towards the end of June 2004, Mr Ratcliffe added.

Gen-i has 716 staff across nine locations in both New Zealand and Australia and provides total technology solutions from consultation, design and development through to implementation, support and training to large corporate and public sector clients. Gen-i earned revenues of $155 million and EBITDA1 of $7 million for the year ended April 2004 and has forecast revenues of around $170 million and EBITDA of approximately $11 million for the year ended April 2005.

Telecom Advanced Solutions is Telecom New Zealand’s dedicated information and communication technologies business.

Its capability includes mobile and commerce applications, IP and Internet security, ICT infrastructure, hosting and storage solutions, contact centre solutions, and wireless, data and voice services.

ENDS

For more information, please contact:

Sarah Berry

Media Relations Executive

Telecom

04 498 9481

027 470 7900

sarah.berry@telecom.co.nz

[1]	Earnings Before Interest Tax Depreciation and Amortisation